Exhibit (a)(1)(viii)

RED ROBIN GOURMET BURGERS, INC.

OFFER TO PURCHASE OUTSTANDING STOCK OPTIONS FOR CASH

FORM OF NOTICE TO ELIGIBLE EMPLOYEES

CONFIRMING RECEIPT OF ELECTION WITHDRAWAL NOTICE

[                 , 2009]

To: [Eligible Employee]

From: Stock Option Tender Offer Administration

Re:  Confirmation of Receipt of Election Withdrawal Notice

This notice serves as confirmation that Red Robin Gourmet Burgers, Inc. (the “Company”) has received your Election Withdrawal Notice that you submitted in connection with the Company’s offer to purchase outstanding stock options for cash (the “Offer”).

Unless otherwise extended by the Company, the Offer will expire at 11:59 p.m., Mountain Time, on February 11, 2009.

If you have any questions about this notice or the Offer, please send an e-mail to StockOptionTenderOffer@redrobin.com.  You may also call (866) 316-1897.  You will have the ability to leave a voice message at this number.